

April 16, 2013

Via E-mail
Paul J. Milano
Chief Financial Officer
Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, MO 63141

     Re: **Pulaski Financial Corp.**
               Form 10-K for Fiscal Year Ended
               September 30, 2012
               Filed December 21, 2012
               File No. 000-24571

Dear Mr. Milano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Loan Underwriting Risks, page 7

Residential Second Mortgages and Home Equity Lines of Credit, page 7

1. Please tell us and revise future filings to quantify the percentage of this portfolio for which you do not own the underlying first mortgage. Provide an expanded discussion of how you monitor credit risks for loans where you do not own the underlying first.

2. Please tell us and revise future filings to disclose when these loans begin to amortize. Providing this information by vintage maybe helpful. Also, discuss how many of these loans are only paying interest.

Exhibit 13

Financial Statements of Pulaski Financial Corp.

Note 12. Liability for Loans Sold, page 64

3. Please tell us and revise future filings to provide an expanded discussion of how loans put back to you were resolved. In your discussion, clarify the relationship of resolved loans and the change in the reserve for loans sold. For instance, we note you resolved approximately $20M in loans and that you paid approximately $2M to resolve loans in 2012. Also, disclose your accounting policy for how you record repurchased loans.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Paul Cline at (202)551-3851 of me at (202)551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant